FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 March 2013

IN CANADA HSBC RETAIL SERVICES TO SELL PRIVATE LABEL CREDIT CARD PORTFOLIO

HSBC Retail Services Limited ('HSBC Retail'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its consumer Private Label Credit Card Portfolio to TD Financing Services Inc., a wholly-owned subsidiary of The Toronto-Dominion Bank. The gross value of the portfolio was approximately C$495m at 28 February 2013.

This agreement accelerates the wind down of the Canadian consumer finance business originally announced by HSBC Retail's parent company HSBC Financial Corporation Limited on 21 March 2012. This is a continuation of HSBC's strategy in Canada to focus on the core businesses of Commercial Banking, Global Banking and Markets, and Retail Banking and Wealth Management, supporting its aim to be the world's leading international bank.

The sale, which is subject to regulatory approval, is expected to be completed in the third quarter of 2013.

Media enquiries to:
United Kingdom
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Canada
Ernest Yee	+1 (604) 641 2973	ernest_yee@hsbc.ca
Sharon Wilks	+1 (416) 868 3878	sharon_wilks@hsbc.ca
Investor enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. HSBC Retail Services Limited
HSBC Retail Services Limited is a wholly-owned subsidiary of HSBC Financial Corporation Limited which is a subsidiary of HSBC Bank Canada.  HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 18 March 2013